Exhibit 99.1

Sappi Limited

Announcement

Immediate release

6 December 2011

Sappi Limited
Reg No 1936/008963/06
(Incorporated in the Republic of South Africa)
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP
(“Sappi” or “the Company”)

GRANTING OF OPTIONS TO DIRECTORS OF LISTED COMPANY

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding the granting of options by Sappi to the undermentioned directors of the Company and its major subsidiary companies.  The necessary authority in terms of paragraph 3.66 was obtained and these were off-market transactions:

Date of notification
of transaction	:	5 December 2011

Nature of transaction	:	Grants of Options in terms of the
Sappi Limited Share Incentive Scheme

Strike price	:	R22.90 per share option
(Being closing share price on JSE on
1 December 2011)

Vesting dates for
exercise of share options	:	Over 4 years
at a rate of 25% per annum commencing
2 December 2012

Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

DIRECTOR’S NAME		COMPANY	NUMBER OF OPTIONS	VALUE

S J	BLYTH	Sappi International SA	20 000	R458 000
L	DI AMATO	Sappi International SA	08 000	R183 200
LJ	NEWMAN	Sappi International SA	20 000	R458 000
DJ	O’CONNOR	Sappi Limited (Co Secretary)	15 000	R343 500
J	PÄSSLER	Sappi International SA	30 000	R687 000
R	PEELMAN	Sappi International SA	08 000	R183 200